NOVAGANT CORP.	Flat D, 32/F, The Masterpiece, 18 Hanoi Road, Kowloon, Tsim Sha Tsui, Hong Kong 19801

June 24, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:Jenifer Gallagher

Karl Hiller

Michael Purcell

Laura Nicholson

Re: Novagant Corp.

Registration Statement on Form 10-12G

Filed October 12, 2021

File No. 000-26675

Dear Sir or Madam:

Novagant Corp. (the “Company”) is filing amendment No. 6 to the Registration Statement on Form 10-12G/A (the “Registration Statement”) in response to your recent review letter addressed to WeiQun Chen, Chief Executive Officer of the Company, dated June 23, 2022 (the “SEC Letter”), in order to address your concerns in the SEC Letter. The Company understands that it will be required to file periodic reports starting 60 days from October 12, 2021. This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 6 to Registration Statement on Form 10-12G

Financial Statements page F-1

1. We see that you have further revised your financial presentation in response to prior comment one. Please revise the financial presentation and any related disclosures in your initial periodic report on Form 10-Q, covering the quarter ended December 31, 2021, as necessary to be consistent with the approach utilized in the registration statement.

After we file our upcoming Form 10-K, we will correspondingly refile our initial periodic report on Form 10-Q, covering the quarter ended December 31, 2021, as necessary to be consistent with the approach utilized in the registration statement.

General

2. We note your response to prior comment five and reissue it in part. Please revise to update your disclosure that "[o]n March 24, 2021, the SEC adopted interim final amendments, which will become effective 30 days after publication in the Federal Register, relating to the implementation of certain disclosure and documentation requirements of the  HFCAA" to reflect the adoption and effective date of the final amendments.

We have particularly updated our disclosure to reflect the adoption and effective date of the final amendments.

3. We note your response to prior comment six and reissue it in part. Please revise your  disclosures to identify counsel that has provided the consent at Exhibit 23.3.

We have revised our disclosures to identify that our PRC legal counsel, China Commercial Law Firm. Guangdong. has provided the consent at Exhibit 23.3 accordingly.

4. Please revise to update your disclosure in your Explanatory Note and on page 22 that in the event the Chinese authorities subsequently take a position disallowing the PCAOB to inspect your auditor you would need to change your auditor to avoid having your securities delisted. In that regard, we note your disclosure that the PCAOB has determined that it is unable to inspect or investigate completely your auditor.

We have revised our disclosure in our Explanatory Note and on page 22, respectively.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ WeiQun Chen
WeiQun Chen